Issuer Free Writing Prospectus dated December 13, 2017 to

Preliminary Prospectuses dated December 12, 2017

Registration Statement No. 333-206535

Filed Pursuant to Rule 433

Bristow Group Inc.

$125,000,000

aggregate principal amount of its

4.50% Convertible Senior Notes due 2023

This term sheet relates to the offering by the Issuer of the convertible senior notes described below and should be read together with the preliminary prospectus dated December 12, 2017 (the “Preliminary Prospectus”) (including the documents incorporated by reference therein) relating to the convertible senior notes before making a decision in connection with an investment in the convertible senior notes. The information in this term sheet supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

Aggregate principal amount of notes offered:	$125,000,000

Option to purchase additional notes:	13-day option to cover over-allotments, $18,750,000

Issue price:	100%, plus accrued interest, if any, from December 18, 2017

Gross proceeds:	$125,000,000 ($143,750,000 if full over-allotment option is exercised)

Underwriting discount:	2.25%

In addition to the underwriting discounts and commissions, the Issuer has agreed to reimburse Credit Suisse Securities (USA) LLC for certain reasonable and documented out-of-pocket fees and expenses.

Proceeds to Bristow Group:	$122.2 million ($140.5 million if full over-allotment option is exercised)

Annual interest rate:	4.50% per year, accruing from December 18, 2017

Maturity date:	June 1, 2023

Interest payment dates:	June 1 and December 1 of each year, beginning June 1, 2018

Record dates:	May 15 and November 15 of each year

Closing sale price of common stock on NYSE on December 13, 2017:	$12.51

Conversion price:	Initially approximately $15.64 per share of common stock (subject to adjustment)

Conversion rate:	Initially 63.9488 shares of common stock per $1,000 principal amount of notes (subject to adjustment)

Trade date:	December 14, 2017

Settlement date:	December 18, 2017 (T+2)

CUSIP/ISIN:	110394 AF0 / US110394AF04

Use of proceeds:	The Issuer estimates that the net proceeds from the offering will be approximately $121.4 million (or approximately $139.8 million if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and estimated offering expenses.

The Issuer expects to use approximately $89.6 million of the net proceeds from the offering to repay a portion of the indebtedness outstanding under its term loan and approximately $8.8 million of the net proceeds from the offering to pay the cost of the convertible note hedge transactions described in the Preliminary Prospectus (after such cost is partially offset by the proceeds to the Issuer of the warrant transactions described in the Preliminary Prospectus), with the remainder of the net proceeds from the offering to be used for general corporate purposes. If the underwriters exercise their over-allotment option, the Issuer expects to sell additional warrants and use a portion of the net proceeds from the sale of the additional notes to enter into additional convertible note hedge transactions with the option counterparties, as well as use a portion of the net proceeds from the sale of such additional warrants and additional notes to make additional repayments of the indebtedness outstanding under its term loan.

Adjustment to conversion rate upon a make-whole fundamental change:

Holders who convert their notes in connection with a make-whole fundamental change (as described in the Preliminary Prospectus) are entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such fundamental change. The following table sets forth the stock price and number of additional shares by which the conversion rate will be increased (in each case, subject to adjustment as set forth in the Preliminary Prospectus) upon a conversion in connection with a make-whole fundamental change that occurs in the corresponding period to be determined by reference to the stock price and effective date of the make-whole fundamental change:

Number of Additional Shares
(per $1,000 principal amount of notes)

	Stock Price
Effective Date	$12.51	$13.50	$14.50	$15.64	$17.50	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00
December 18, 2017	15.9872	13.9271	12.1751	10.5329	8.4381	6.4174	3.9270	2.5128	1.6407	1.0735	0.4315	0.1281
June 1, 2018	15.9872	13.8880	12.0998	10.4300	8.3109	6.2811	3.8052	2.4157	1.5663	1.0174	0.3999	0.1094
June 1, 2019	15.9872	13.8507	11.9515	10.1966	8.0007	5.9397	3.4999	2.1771	1.3884	0.8878	0.3344	0.0794
June 1, 2020	15.9872	13.5955	11.5551	9.6973	7.4213	5.3504	3.0137	1.8162	1.1300	0.7060	0.2476	0.0423
June 1, 2021	15.9872	13.1457	10.8851	8.8722	6.4884	4.4317	2.3040	1.3227	0.7981	0.4856	0.1531	0.0098
June 1, 2022	15.9872	12.1082	9.4620	7.2018	4.7078	2.8041	1.2189	0.6607	0.3980	0.2420	0.0625	0.0001
June 1, 2023	15.9872	10.1253	5.0167	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth on the table, in which case:

•	if the stock price is between two stock price amounts in the table above or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the stock price is greater than $60.00 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be issued upon conversion; and

•	if the stock price is less than $12.51 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be issued upon conversion.

In no event will the applicable conversion rate after adjustment exceed 79.9360 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate.

Stabilizing transactions:	Prior to purchasing the notes being offered pursuant to the Preliminary Prospectus, one of the underwriters purchased, on behalf of the syndicate, 161,627 shares of common stock at an average price of $12.5157 per share in stabilizing transactions.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

Additional Information:

The information under the caption “Capitalization” in the Preliminary Prospectus and each other location where it appears in the Preliminary Prospectus is hereby supplemented with the following information:

Capitalization

The amounts in the following line items under the “As adjusted” column (as of September 30, 2017) of the capitalization table are replaced as follows (in thousands):

•	The as adjusted amount (as of September 30, 2017) of “Cash and cash equivalents” is $129,143.

•	The as adjusted amount (as of September 30, 2017) of “Term Loan” is $61,197.

•	The as adjusted amount (as of September 30, 2017) of “Notes offered hereby” is $89,235.

•	The as adjusted amount (as of September 30, 2017) of “Unamortized debt issuance costs” is $(20,826).

•	The as adjusted amount (as of September 30, 2017) of “Total debt” is $1,308,141.

•	The as adjusted amount (as of September 30, 2017) of “Additional paid-in capital” is $851,755.

•	The as adjusted amount (as of September 30, 2017) of “Total stockholders’ investment” is $1,268,793.

•	The as adjusted amount (as of September 30, 2017) of “Total capitalization” is $2,576,934.

The following footnotes to the capitalization table are replaced as follows:

•	(1) Includes $89.6 million repayment with proceeds received from this offering.

•	(5) Includes $3.6 million in underwriting discounts and estimated costs for this offering.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (including the prospectus supplement) in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at

www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and applicable prospectus supplement if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Barclays Capital Inc. toll free at 1-800-603-5847 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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